mySkin, Inc.

August 14, 2012

VIA EDGAR AND FACSIMILE

Ms. Pamela Howell

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel (202) 551-3357

Re: MySkin, Inc. (the “Company”)

Form Amendment No. 2 10-12G

Filed February 24, 2012

File No. 000-54582

Dear Ms. Howell:

This letter is in response to the Securities and Exchange Commission’s comment letter dated March 12, 2012, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's March 12, 2012 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

Form 10-12G/A, filed February 24, 2012

General

1. We note your revised disclosure in response to comment one of our letter dated February 9, 2012 and we reissue the comment. Please revise to provide an accurate and consistent description of the company’s activities. Clearly distinguish your activities with those of MTA. In this regard, we note that your plan of operation continues to reflect that of a medspa, instead of a business management company. In this regard, we note the fact that you plan to open new store locations near young retirement communities. See page five. Please reconcile inconsistent disclosure and provide clear disclosure throughout the registration statement of your business.

We noted your comment, agreed with the comment, and revised it accordingly to clearly distinguish between the physician opening new medspas.

2. We note your revised disclosure in response to comment two of our letter dated February 9, 2012 and we reissue the comment. Please discuss the evolution of your business including your business activities prior to March 1, 2009. In addition, we note that you were involved directly in the medspa business before the management services agreement. We further note that you state on page one that you ceased to be a development stage company on January 1, 2008. Please reconcile this disclosure with your revised disclosure on page four that, from inception to March 1, 2009, you were in the development phase. See Item 101(h) of Regulation S-K.

We noted your comment, agreed with the comment, and revised it accordingly to discuss the evolution of our business by revising it as follows.

From November 15, 2007 (inception) to March 1, 2009, we were involved in directly in the medspa business before the management services agreement. At such point, we reevaluated the appropriate legal structure by separating the management of the medspa business with the performing of the services.

3. We note your revised disclosure in response to comment three of our letter dated February 9, 2012. Please revise to define “medspa” and disclose the current location(s) of your medspas.

We noted your comment, agreed with the comment, and revised accordingly by defining the term medspa and disclosed the Newport Beach, California location.

4. We partially reissue comment six of our letter dated February 9, 2012. Please clarify in greater detail the reimbursement of management expenses and how they are calculated. For instance, clarify what expenses are reimbursed and what expenses are not.

We noted your comment, agreed with the comment, and revised accordingly to clarify which expenses are reimbursed and which expenses are not.

5. We reissue comment seven of our letter dated February 9, 2012. Please revise the prospectus to reflect your response. In addition, please disclose the amount and percent of time that Dr. Agner has devoted to providing services at the company’s location and indicate whether that is likely to continue or change in the future. Also, consider adding a risk factor that addresses the fact that significant revenue depends on Dr. Agner’s time and the fact that you are unable to decipher how much time Dr. Agner will spend on the business. Finally, since a significant portion of your revenues depends upon the services of Dr. Agner, please revise to provide a detailed discussion of the business experience of Dr. Agner.

We noted your comment and revised accordingly to address the concerns. Additionally, we expanded upon the second risk factor to include the possibility of Dr. Agner ceasing providing these services.

6. We reissue comment eight of our letter dated February 9, 2012. Please revise the company’s business plans and proposed milestones to discuss in more detail the steps that you will take to reach the milestones described on page six, under Plan of Operation. We note your revised disclosure on page three and continue to request that you expand upon your strategy to open locations near young retirement communities. Finally, provide a more detailed plan of operations for the next 12 months. Clearly explain how your plan to achieve these goals. Discuss specifically your anticipated costs and planned expenditures for the next twelve months.

We noted your comment, agreed with the comment, and revised accordingly to provide more detail the steps that we will take to reach the milestones.

7. We reissue comment 10 of our letter dated February 9, 2012. Please discuss your competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation SK.

We noted your comment, agreed with the comment, and revised accordingly to provide our competitive position in the industry and methods of competition.

8. We note your revised disclosure and response in regards to comment 11 of our letter dated February 9, 2012 and we reissue the comment. We note that you “believe” that providing equipment, billing, advertising and record keeping do not constitute the practice of medicine. Please revise to provide the basis for your statement.

We noted your comment, agreed with the comment, and revised accordingly to provide more clarity as to the basis of our statement.

In addition, clarify who selects and/or approves the purchase of the equipment, who makes decisions regarding coding and billing, etc. In addition, we are unable to locate revised disclosure that clarifies the terms of the MTA and explains the ways in which it is consistent with state law and regulation.

Dr. Agner of MTA approves the purchase of the equipment used in treatments by MTA. There is no coding or billing as these treatments are cosmetic and nonreimbursible by insurance.

Please explain why this arrangement does not constitute “control” over the physician’s practice of medicine in contravention of applicable state law and/or policy. See http://www.mbc.ca.gov/licensee/medical_spasbusiness.pdf .

There is no control by the Company over MTA. All decisions relating to the practice of medicine are made by MTA in a facility controlled by MTA. All lasers are utilized by licensed registered nurses at the direction and supervision of the physician. The physician oversees, directs is in charge of inspects and provides guidance and evaluation to the registered nurse. No unlicensed staff, including medical assistants or estheticians, may use any of the devices at the facility regardless of the level of train or supervision.

Management’s Discussion and Analysis or Plan of Operation, page 17

9. We note in your response to comment 15 of our letter dated February 9, 2012 that you have identified, quantified and analyzed any known trends, demands, commitments, events and uncertainties related to MTA that are reasonably likely to have a material effect on the Company. Please tell us where you have included this information within your MD&A, or further revise to provide this information.

We have provided this information in the third paragraph of under the Overview of MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION. This reads as follows:

We currently provide management services to one medspa. We entered into a Facilities and Management Services Agreement with MTA a California profession corporation pursuant to which we granted MTA the rights to perform advanced skin services in our current center.  We do not fully consolidate the operations of MTA. Because the source of most of our revenue is through the agreement with MTA, our financial performance would be negatively impacted by unfavorable developments in that business. Our financial performance depends on MTA performance under the agreement with MTA. If MTA’s performance ceases our revenue would cease until such time as we entered into a similar agreement. To the extent we did not enter into an alternative agreement our revenues would cease.

Critical Accounting Policies and Estimates, page 18

Critical Accounting Estimates, page 18

Consolidation Policy, page 18

10. We note your disclosure that the Company has various contractual relationships with MTA, including the management services agreement. Please describe to us in sufficient detail all of the Company’s contractual relationships with MTA other than the management services agreement filed as Exhibit 10.1. Also explain to us how each of these relationships affected your analysis as to whether you should consolidate MTA under ASC 810.

We noted your comment, the Company has only one contractual relationship with MTA. We have modified the language accordingly.

Description of Property, page 20

11. We note your response to comment 21 of our letter dated February 9, 2012 and we partially reissue the comment. Please attach a copy of your lease as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

We noted your comment, we do not believe the lease is material contract in accordance with Item 601(b)(10) of Regulation S-K as the contract is on a month to month basis and is therefore terminable within 30 days without penalty or premium and the amount of the lease is not significant expense to the company.

Executive Compensation, page 23

12. We note the disclosure that Ms. Stoppenhagen is expected to work no less than 40 hours per month on activities related to the company. However, the compensation of $5600 for 2011 at an hourly rate of $65 would only appear to reflect a total of 86 hours of work related to the company for entire year. Please provide clear disclosure as to the amount and percent of time Ms. Stoppenhagen devotes to the company and reconcile with the reference to 40 hours per month.

We noted your comment, $5600 was the amount actually paid. Ms. Stoppenhagen accrued $35,000 for activities related to the Company and at the end of December 2011 for gave the outstanding amounts owed to her. We have modified the language to include this.

Related Person Transactions, page 24

13. We reissue comment 25 of our letter dated February 9, 2012. In this regard, we continue to note that you refer disclosing those transactions with “an amount exceed[ing] $120,000.” Item 404(d) of Regulation S-K requires disclosure of the smaller of $120,000 or one percent of the average of total assets at the year-end for the last two fiscal years. We also note you have not included several related party transactions, such as Ms. Stoppenhangen’s December 2011 loan forgiveness, that appear to qualify for disclosure pursuant to Item 404(d) of Regulation S-K. Please revise your disclosure accordingly or advise.

We noted your comment, agreed with the comment, and revised accordingly to provide all related party transactions.

14. Please clarify the amounts paid to MTA pursuant to the Management Services Agreement. Also, disclose the amount that the company received pursuant to the Management Services Agreement, not just the reimbursement of expenses.

We noted your comment, agreed with the comment, and revised accordingly to clarity the amounts paid to MTA and to disclose the amounts received by the Company pursuant to the Management Services Agreement.

Market for Common Equity and Related Stockholder Matters, page 25

15. We note your revised disclosure in response to comment 28 of our letter dated February 9, 2012. Please revise to provide the information required by Item 201(a)(2) of Regulation S-K, as we note your revised disclosure states that “there are outstanding options or warrants to purchase, or securities convertible into, common equity of the [c]ompany.”

We noted your comment, and revised the section to state “there are no outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.”

Financial Statements and Supplementary Data, page 30

Notes to Financial Statements, page 36

Other Income

16. We note your response to comment 18 of our letter dated February 9, 2012, and it appears to us that you recognized business interruption insurance recoveries in fiscal 2010 that were accounted for under ASC 225-30. Please revise your footnotes to provide the disclosures required by ASC 225-30-50-1.

We noted your comment, and added footnote 8 as follows to the financial statements:

NOTE 8 – BUSINESS INTERRUPTION INSURANCE

During the fiscal year 2010, a red light, collided with another car and proceeded to go through the front of our business establishment. The amount of recovery totaled $18,536 which comprised of $12,915 loss of business income from when the facility was closed for repairs and $5,621 from loss of inventory. The inventory carrying amount was $5,621.

Note 1. Summary of Significant Accounting Policies, page 36

Consolidation Policy, page 37

17. We note your disclosure here and on page 18 that the Company determined it was not the primary beneficiary of the variable interest entity (“VIE”), MTA. We further note in your response to comment 31 of our letter dated February 9, 2012 that you determined MTA was not a VIE and, therefore, there is no VIE to determine a primary beneficiary. Please revise the inconsistencies between your response and disclosures as necessary.

We noted your comment the Company is not a primary beneficiary of the variable interest entity. The Company has only one contractual relationship with MTA which is the management services agreement. The Company evaluated the various relationships between the parties to determine whether to consolidate MTA as a variable interest entity pursuant to ASC 810, Consolidation. The Company determined that it was not the primary beneficiary of the interest and that it should not consolidate MTA. The Company’s conclusion was based upon an analysis of the various relationships and California state law restrictions on relationships between licensed professionals and businesses. To complete its analysis, management made assumptions regarding the relevance of certain factors, including state law requirements, which were given significant weight. In the event that state law should change, there should be material changes in the relationships or management’s judgment as to the relevance of various factors should change, the Company might determine that consolidation would be appropriate.

Basis of Presentation, page 37

18. We note your FIN 46(R) analysis provided in response to comment 31 of our letter dated February 9, 2012, and conclusion that MTA is not a VIE. Be advised that the FASB Accounting Standards Codification (“ASC”) became effective on July 1, 2009 and, as a result, all non-SEC accounting and financial reporting standards have been superseded. Also be advised that ASU 2009-17 amended the ASC 810 guidance on consolidation of VIE’s. Please revise to provide a detailed analysis of ASC 810 to support your basis of presentation for MTA that also incorporates the ASU 2009-17 amendments to the accounting and disclosure requirements for the consolidation of variable interest entities. Also cite the specific guidance you are following in ASC 810 in your response.

We revised our footnotes to describe the basis of presentation for MTA. Below is the analysis and accounting guidance we relied upon to support our basis of presentation.

Analysis of Consolidation under ASC 810

The Variable Interest Entities Subsections clarify the application of the General Subsections to certain legal entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support. Paragraph 810-10-10-1 states that consolidated financial statements are usually necessary for a fair presentation if one of the entities in the consolidated group directly or indirectly has a controlling financial interest in the other entities. Paragraph 810-10-15-8 states that the usual condition for a controlling financial interest is ownership of a majority voting interest. However, application of the majority voting interest requirement in the General Subsections of this Subtopic to certain types of entities may not identify the party with a controlling financial interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests.

In applying ASC 810, an investor and its related parties first have to determine whether they have a variable interest in another entity. Potential variable interests include equity investments, debt instruments, subordinated advances, guarantees (whether explicit or implicit), beneficial interests, certain service contracts, certain leases, forward contracts, written put options, and other derivatives.

In determining if a variable interest exists, we look to the fact the Company shares clientele with a related doctor’s office. In this relationship, management expenses are paid as follows:

Company shall pay from the Management Account all costs and expenses reasonably related to the provision of any Management Services, including but not limited to office rent, utilities and other occupancy costs, compensation benefits and employment costs associated with all non-licensed personnel, general liability insurance, equipment lease and maintenance costs, advertising and promotion, support personnel and contracted consultants, office supplies, and all such other direct and indirect expenses reasonably incurred by Company respecting the provision of the Management Services for the Practice (collectively, "Management Expenses").

We also look to the fact that the Company also pays a management fee as follows:

In addition to such reimbursement of Management Expenses, a monthly service fee equal to Forty Percent (40%) of Gross Collected Revenue, shall be calculated and payable monthly, with a minimum amount of Five Thousand Dollars ($2,500) per month (“Service Fee”). Gross Collected Revenue shall be defined as the gross amount of all sums collected from the Professional Services performed and medical supplies provided by or on behalf of Doctor in the Practice, and shall not include revenue collected by Company from customers of Company for non-medical services or products provided. Payment of the Management Fee shall be payable on or before the 15th day of each month of this Agreement following the month services were performed.

The conclusion is that a variable interest exists because of the service contracts in place and the fact that a beneficial interest exists due to the sharing of clientele.

Determine if the Entity is a VIE

If the investor and its related parties conclude that they have variable interests in another entity, they should determine if the other entity is a VIE. If the entity is a VIE, it is subject to consolidation under ASC 810. If the entity is not a VIE, it is not subject to consolidation under ASC 810.

Consolidation under the traditional ARB No. 51 would not be necessary since ownership interests are less than 50% AND there is no significant influence that would cause consolidation under other accounting literature.

For determining consolidation under ASC 810-10-65-2, The Variable Interest Entities Subsections clarify the application of the General Subsections to certain legal entities in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics:

a. The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance

b. The obligation to absorb the expected losses of the legal entity

c. The right to receive the expected residual returns of the legal entity.

CONCLUSION – We do not lack characteristics of ownership. We do not have controlling financial interest in MTA and do not make any material decisions for MTA. The Company is not obligated to absorb losses of MTA.

Therefore, the overall conclusion is the related doctor’s office in question is not a variable interest entity and therefore consolidation is not required.

Does the entity in question have the following characteristics?

(1) The entity is thinly capitalized. This means the amount of equity at risk is not sufficient to allow it to finance its activities without additional subordinated financial support. Subordinated financial support refers to variable interests that will absorb some or all of a VIE’s expected losses, if they occur.

CONCLUSION – We do not believe the entity is not thinly capitalized. The equity at risk is sufficient and this entity has the ability to be self-sufficient should the Company exist or not exist.

(2) The equity investors as a group do not have a controlling financial interest because they lack on or more or the normal characteristics of an owner:

• The ability to make decisions about the investee’s activities.

• They are not obligated to absorb the investee’s expected losses if they occur.

• They are not entitled to the expected residual returns if they occur.

19. To the extent you continue to conclude that MTA is not a VIE under ASC 810, also provide us with a detailed analysis of your consideration of the consolidation of entities controlled by contract guidance in ASC 810-10-15-18 through 15-22 to support your basis of presentation of MTA.

Analysis of the Consolidation of Entities Controlled by Contract (in accordance with ASC 810-10-15-18 through 15-22)

In order to determine whether consolidation is necessary (in our case, the question is whether we should consolidate the physician practice, MTA, with the Company, we must first determine if the Company relationship with MTA falls within the following scope as defined by 15-20:

a. Relationships between entities that operate in the health care industry including the practices of medicine, dentistry, veterinary science, and chiropractic medicine (for convenience, entities engaging in these practices are collectively referred to as physician practices) – Not applicable to the Company since the Company is not a physician practice.

b. Relationships in which the physician practice management entity does not own the majority of the outstanding voting equity instruments of the physician practice, whether because the physician practice management entity is precluded by law from owning those equity instruments or because the physician practice management entity has elected not to own those equity instruments - The Company does not own any voting equity instruments of MTA.

Next, we must determine whether the physician practice management entity, in our case the Company, can establish a controlling financial interest in a physician practice (i.e., MTA) through contractual management arrangements. Specifically, a controlling financial interest exists if, for a requisite period of time, the Company has control over MTA and has a financial interest in MTA that meets all six of the following requirements:

a. Term. The contractual arrangement between the Company entity and MTA has both of the following characteristics:

1. Has a term that is either the entire remaining legal life of MTA or a period of 10 years or more – Not applicable to the Company due to the contractual arrangement with MTA being a 1 year renewable contract (it is terminable by either party with written consent each anniversary date).

2. Is not terminable by MTA except in the case of gross negligence, fraud, or other illegal acts by the physician practice management entity, or bankruptcy of the physician practice management entity. Not applicable since MTA can terminate the contract at each anniversary date.

b. Control. The Company has exclusive authority over all decision making related to both of the following:

1. Ongoing, major, or central operations of MTA, except for the dispensing of medical services. This must include exclusive decision-making authority over scope of services, patient acceptance policies and procedures, pricing of services, negotiation and execution of contracts, and establishment and approval of operating and capital budgets. This authority also must include exclusive decision-making authority over issuance of debt if debt financing is an ongoing, major, or central source of financing for the physician practice. – The Company has some decision making authority over MTA in some of the above categories but not in the major decisions.

2. Total practice compensation of the licensed medical professionals as well as the ability to establish and implement guidelines for the selection, hiring, and firing of them. – Not applicable to the Company since it does not compensate licensed medical professionals nor have any control or power in hiring and firing.

c. Financial interest. the Company must have a significant financial interest in MTA that meets both of the following criteria:

1. Is unilaterally saleable or transferable by the Company – Not applicable since the Company does not have any financial interest in MTA.

2. Provides the Company with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in MTA, in an amount that fluctuates based on the performance of the operations of MTA and the change in the fair value thereof. – The Company does receive income from ongoing fees as it retains a minimum $2,500 or 40% management fee, whichever is greater of the gross profit of services provided by MTA.

However, the Company does not receive any proceeds from the sale of its interest in MTA therefore, there is no impact to the Company for changes of fair value of MTA.

In conclusion, per the preceding analysis of ASC 810-10-15-18 through 15-22, we determine that the contractual arrangement between the Company and MTA does not meet all six requirements. As such, the Company should not consolidate with MTA.

Revenue Recognition, page 37

20. We note your response to comment 34 of our letter dated February 9, 2012. Please describe to us and quantify the significant components of your recorded revenues for each period presented. In this regard, it is unclear to us whether your revenues consist of the monthly service fee equal to 40% of MTA’s gross collected revenues, MTA’s reimbursement of your management expenses, sales of products and services by the Company or some a combination of these items. Also expand your revenue recognition disclosures on page 37 and in your MD&A to comprehensively describe the manner in which you account for your product and service revenues, as applicable.

We noted your comment and expanded our revenue recognition disclosure. Our revenues consist of the total sales of products sold. Our cost of goods sold equals MTA’s portion of the gross profit and the cost of the products. According to ASC 605-45-45, the revenue is reported as gross revenue because the Company is the primary obligor, sets the sales price and bears the risk of collection from the customers.

21. We note that you did not respond to comment 35 of our letter dated February 9, 2012. Please revise your revenue recognition footnote to provide the information requested in our initial comment.

We noted your comment and revised our revenue recognition footnote to include how we account for and report the reimbursement of management expenses and the monthly service fee; describe how the gross collected revenues of MTA are determined, including whether they are on a cash or accrual basis; separately show and quantify the management expenses and the monthly service fee that comprise your total revenue for fiscal 2010 and 2011, as applicable. The revenues are presented on an accrual basis

22. We note your disclosure on page 36 that Gross Collected Revenue is defined as the gross amount of all sums collected from the professional services performed and medical supplies provided by or on behalf of doctor in the practice, and shall not include revenue collected by the Company from customers of the Company for nonmedical services or products provided. Please explain to us what the revenue collected by the Company from customers of the Company for non-medical services or products provided represents, and quantify for us the amount of such revenue recorded in fiscal 2010 and 2011.

There was no revenue collected from customers of the Company for non medical services or products in fiscal 2010 and 2011

Note 5. Related Parties, page 40

23. We note your revised footnote disclosures in response to comment 38 of our letter dated February 9, 2012. Please also revise your balance sheet to label this as a related party note payable.

We noted your comment and revised the balance sheet and the statement of cash flows to label the note payable as a related party note payable.

24. We note that MTA was paid a total of $21,407 and $22,333 for the years ended 2011 and 2010, respectively, and that the Company owed MTA $7,876 as of December 31, 2010. Please revise to explain what the amounts that the Company paid to MTA in fiscal 2010 and 2011 represent, and what the amount that the Company owed to MTA as of December 31, 2010 represented.

We noted your comment and revised the note to provide more clarity.

$22,333 Amount accrued of the gross profit by MTA 2010

$14,190 Amount due to the Company by MTA for expenses paid MTA’s behalf 2010

$7,876 Amount due to MTA at December 31, 2010

$21,407 Amount accrued of the gross profit by MTA 2011

$30,000 Amount due to the Company by MTA for expenses paid MTA’s behalf 2011

$717 Amount due to Company at December 31, 2011

25. We note your disclosure that MTA reimbursed the Company for management expenses of $30,000 and $14,490 for the years ended 2011 and 2010, respectively. We further note your disclosure that MTA owes the Company a monthly service fee equal to forty percent of revenue, with a minimum amount of $2,500 per month. Please revise to separately disclose the total service fees recorded by the Company in fiscal 2010 and 2011, the amounts MTA paid to the Company in fiscal 2010 and 2011 for the service fees and the remaining amount of service fees payable by MTA to the Company as of December 31, 2010 and 2011.

We noted your comment and added a table to disclose the total service fees recorded by the Company in fiscal 2010 and 2011, the amounts MTA paid to the Company in fiscal 2010 and 2011 for the service fees and the remaining amount of service fees payable by MTA to the Company as of December 31, 2010 and 2011.

Note 6. Related Party Note Payable, page 40

26. We note your response to comment 30 of our letter dated February 9, 2012. Please revise to include separate footnote disclosure of the $43,224 due to related party as of December 31, 2010. Also tell us the accounting guidance that you followed for the related party debt forgiveness of $60,500 in fiscal 2011, and revise to include footnote disclosure of this transaction.

The $43,224 due to related parties consisted of the $7,876 owed MTA discussed in Note 5 and $35,348 in compensation owed Ms. Stoppenhagen. We revised Note 5 to disclose the compensation owed to Ms. Stoppenhagen.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of March 12, 2012.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Form 10.

Should you have any questions or further comments please contact me at 949-903-0468.

Sincerely,

MySkin, Inc.

By: /s/ MARICHELLE STOPPENHAGEN

Marichelle Stoppenhagen

President

ACKNOWLEDGEMENT

My Skin, Inc., (the “Company”), hereby acknowledges the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  August 14, 2012                                                             My Skin, Inc.

By: /s/ MARICHELLESTOPPENHAGEN

Marichelle Stoppenhagen, President